August 29, 2019

Guy Melamed
Chief Financial Officer and Chief Operating Officer
Varonis System Inc
1250 Broadway, 29th Floor
New York, NY 10001

       Re: Varonis System Inc
           File No. 001-36324
           Form 10-Q for the Quarter Ended June 30, 2019
           Filed July 30, 2019
           Correspondence
           Filed July 12, 2019

Dear Mr. Melamed:

       We have reviewed your July 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 1, 2019 letter.

Form 10-Q filed on July 30, 2019

Investor Presentation
Q2 2019 Results, page 10

1. We refer to the Q2 2019 investor presentation posted on your website. This presentation includes disclosure and analysis of "Normalized Revenue," which you determined by multiplying reported subscription revenue by a conversion factor of 2.2. Normalized
      Revenue appears to be a non-GAAP measure as defined by Regulation G. Please explain why you have not identified it as such. In addition, it is not clear that presenting reported revenue as if you had been operating under a different subscription mix complies with
      Rule 100(b) of Regulation G. Please remove these disclosures in future presentations or
 Guy Melamed
Varonis System Inc
August 29, 2019
Page 2
         tell us how you considered Rule 100 of Regulation G and Question
100.04 of the Non-
         GAAP Compliance and Disclosure Interpretations.
Components of Operating Results
Transition to Subscription-Based Business Model, page 21

2. We note you provide the disclosure of the conversion factor for your normalized revenue calculation. Such disclosure appears to be very instructive in how to calculate the normalized revenue. Please consider expanding your disclosure to clearly explain how management uses the conversion factor and why this metric is useful to your investors.
         This disclosure should clearly explain that the conversion rate is an assumption and that the calculated revenue amount may not represent what revenue would be due to various uncertainties such as whether a customer purchase decision might be different based on different product offerings. In addition, consider separating this disclosure from your
         Annual Recurring Revenue discussion as to clearly distinguish these two disclosures.


       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameGuy Melamed
                                                              Division of
Corporation Finance
Comapany NameVaronis System Inc
                                                              Office of
Information Technologies
August 29, 2019 Page 2                                        and Services
FirstName LastName